Mail Stop 4561

September 6, 2006

Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

  RE: Credit Suisse Group
     Form 20-F for Fiscal Year Ended December 31, 2005
     File No. 1-15244

Dear Mr. Fassbind,

   We have reviewed the above referenced filing, limiting our review to only those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media reports that you may have operations associated with Cuba, Iran, North Korea, Sudan and Syria, which are identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. In particular, we note a statement attributed to the company that Credit Suisse's new policy will not affect current business relations its clients have in Cuba, Iran, North Korea, Sudan and Syria. Your Form 20-F does not contain any disclosure about operations associated with these countries. Please address the materiality of your contacts with these countries. Your response

should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, North Korea, Sudan and Syria, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

2. In your materiality analysis, please discuss whether your operations or contacts constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from operations associated with state sponsors of terrorism.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, Iran, North Korea, Sudan and Syria, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note from a public media report attributed to a company spokesman that Credit Suisse determined to wind down operations in these countries because of the geopolitical situation and as a result of internal risk assessment. We also note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address both your internal risk assessment and the potential impact of the investor sentiment evidenced by the referenced legislative and educational institution actions directed toward companies operating in these countries.

Item 5: Operating and Financial Review and Prospects

Critical Accounting Policies

Derivatives

4. We note that you do not recognize a dealer profit or loss, unrealized gain or loss at inception of a derivative transaction, or day one profit/loss unless the valuation is evidenced by observable market prices or inputs. Please revise to disclose the

gross amount of trade date profit and loss deferred as of each balance sheet date presented.

Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Trading Assets and Liabilities

5. Please tell us the specific accounting guidance on which you rely to record loans and precious metals at fair value with unrealized and realized gains and losses recorded in the income statement. In addition, please tell us the fair value and cost for each of the above items as of December 31, 2005 and 2004, respectively.

Investment Securities

6. Please tell us the specific accounting guidance on which you rely to record non-marketable equity securities held in the insurance business as available-for-sale. In addition, please tell us the fair value and cost of these securities as of December 31, 2005 and 2004, respectively.

Other Investments

7. We note that non-marketable equity securities held by subsidiaries that are considered investment companies are carried at their estimated fair value, with changes in fair value recorded in the income statement. Please revise to disclose if the subsidiaries that are considered investment companies are separate legal entities and are within the scope of the AICPA Audit and Accounting Guide for Audits of Investment Companies. If the subsidiaries are not separate legal entities, please tell us the specific accounting guidance on which you rely for your fair value accounting policy. In addition, please tell us the fair value and cost of these securities as of December 31, 2005 and 2004, respectively.

8. We note that non-marketable equity securities held by subsidiaries that are considered broker/dealer entities are carried at their estimated fair value, with changes in fair value recorded in the income statement. Please revise to disclose if the subsidiaries that are considered broker/dealer entities are separate legal entities that are subject to regulation as a broker-dealer. If they are not, please tell us the specific accounting guidance on which you rely for your fair value accounting policy. In addition, please tell us the fair value and cost of these securities as of December 31, 2005 and 2004, respectively.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant